Exhibit 99.1

Renren Announces Unaudited Fourth Quarter and Fiscal Year 2012 Financial Results

BEIJING, China, March 11, 2013 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•      Total net revenues were US$48.8 million, a 48.8% increase from the corresponding period in 2011.

•      Online game revenues were US$25.9 million, a 116.5% increase from the corresponding period in 2011.

•      Gross profit was US$31.0 million, a 34.2% increase from the corresponding period in 2011.

•      Operating loss was US$28.3 million, compared to an operating loss of US$19.7 million in the corresponding period in 2011.

•      Net loss attributable to Renren was US$21.1 million, compared to a net income of US$44.3 million in the corresponding period in 2011.

•      Adjusted net loss (1) (non-GAAP) was US$16.7 million, compared to an adjusted net income of US$48.2 million in the corresponding period in 2011.

Fiscal Year 2012 Highlights

•      Total net revenues were US$176.1 million, a 49.3% increase from 2011.

•      Online game revenues were US$90.2 million, a 113.2% increase from 2011.

•      Gross profit was US$109.5 million, a 19.3% increase from 2011.

•      Operating loss was US$91.7 million, compared to an operating loss of US$30.2 million in 2011.

•      Net loss attributable to Renren was US$75.0 million, compared to a net income of US$41.3 million in 2011.

•      Adjusted net loss (1) (non-GAAP) was US$61.9 million, compared to an adjusted net income of US$49.7 million in 2011.

“2012 was a year of investment and transition for Renren. We navigated through the opportunities and disruptions of mobile internet and came out a stronger mobile-centric company. We made progress in our mobile initiatives by rapidly growing our mobile traffic on Renren, driving significant revenues from mobile related games and opening up a whole new dimension for mobile commerce on Nuomi. We are encouraged by these advances and will continue to push forward in expanding existing and new mobile opportunities,” commented Joseph Chen, Chairman and Chief Executive Officer.

(1) Adjusted net income (loss) is a non-GAAP measure, which is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

“Heading into 2013, our priorities are clear. Renren social networking services remain our core foundation and we are devoted to continuously improving user experience, particularly in mobile. As we further expand and deepen our offerings, our diversified services built around our SNS platform will also provide us a broad base to continue exploring new opportunities of growth,” said Mr. Chen.

“Our net revenues in the fourth quarter came in above the top-end of our guidance. Among our business lines, games and Nuomi continue to show encouraging trends while brand advertising still faces challenges. Our investments in 2012 helped us go through the transition needed to capture the mobile opportunities in front of us. Going into the new year with a healthy balance sheet and more clarity in strategy and focus, we will continue to further transform Renren into a true mobile company,” added Hui Huang, Renren’s Chief Financial Officer.

Fourth Quarter 2012 Results

Total net revenues for the fourth quarter of 2012 were US$48.8 million, representing a 48.8% increase from the corresponding period in 2011.

Internet Value-Added Services (IVAS) revenues were US$36.3 million, representing a 103.8% increase from the corresponding period of 2011. Within IVAS revenues, online game revenues were US$25.9 million for the fourth quarter of 2012, a 116.5% increase from the corresponding period of 2011. The increase in online game revenues during this quarter was due to the growing popularity of several new in-house developed games. Other IVAS revenues were US$10.4 million for the fourth quarter of 2012, a 77.8% increase from the corresponding period of 2011. Within other IVAS revenues, Renren’s social commerce service, Nuomi, recorded US$5.4 million of net revenues for the fourth quarter of 2012.

Online advertising revenues were US$12.5 million, representing a decrease of 16.7% from the corresponding period of 2011. The decrease was due to lower advertising spending by brand advertisers in a softer macro-environment, coupled by intensifying competition and continued migration of Renren’s traffic from PC to mobile.  The number of activated users on Renren.com, however, continued to increase from approximately 147 million as of December 31, 2011 to approximately 178 million as of December 31, 2012. Monthly unique log-in users increased from approximately 38 million in December 2011 to approximately 56 million in December 2012.

Cost of revenues was US$17.8 million, an 83.7% increase from the corresponding period of 2011. Cost of revenues for the fourth quarter of 2012 included US$0.3 million for Nuomi.  The increase in cost of revenues for the fourth quarter was largely due to increased bandwidth and content investments for 56.com and the increased direct operating costs for launched games.

Operating expenses were US$59.3 million, a 38.4% increase from the corresponding period of 2011. Operating expenses in the fourth quarter of 2012 included US$10.8 million expenses incurred on Nuomi. Excluding Nuomi, the operating expenses in the fourth quarter of 2012 would be US$48.5 million, a 56.6% increase from the corresponding period in 2011.

Selling and marketing expenses were US$22.4 million, an 11.1% increase from the corresponding period of 2011. The increase was primarily due to the increased personnel related expenses and promotions for our launched games.

Research and development expenses were US$25.5 million, an 84.2% increase from the corresponding period in 2011. The increase was primarily due to headcount and personnel related expense increases, particularly for mobile-related investments.

General and administrative expenses were US$11.4 million, a 76.2% increase from the corresponding period in 2011.  The increase was primarily due to the growth of the company size and business operations.

Share-based compensation expense, which were all included in the operating expenses, were US$4.0 million, compared to US$1.3 million in the corresponding period in 2011.

Operating loss was US$28.3 million, compared to an operating loss of US$19.7 million in the corresponding period in 2011.

Net loss attributable to Renren Inc. was US$21.1 million, compared to a net income of US$44.3 million in the corresponding period in 2011, the latter of which was largely due to a one-time US$51 million gain from disposing of our investment in eLong. Excluding results of operations attributable to Nuomi in both quarters, net loss in the fourth quarter of 2012 would be US$15.5 million, compared to a net income of US$53.4 million in the corresponding period of 2011.

Adjusted net loss (non-GAAP) was US$16.7 million, compared to an adjusted net income of US$48.2 million in the corresponding period in 2011 which was largely due to a one-time US$51 million gain from disposing of our investment in eLong. Excluding results of operations attributable to Nuomi in both quarters, adjusted net loss in the fourth quarter of 2012 would be US$11.1 million, compared to the adjusted net income of US$57.3 million in the corresponding period in 2011. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Fiscal Year 2012 Results

Total net revenues in 2012 were US$176.1 million, a 49.3% increase from 2011.

Internet Value-Added Services (IVAS) revenues in 2012 were US$122.3 million, representing a 109.5% increase from 2011. Within IVAS revenues, online game revenues were US$90.2 million in 2012, a 113.2% increase from 2011, driven by our in-house developed cross-platform games. Other IVAS revenues were US$32.1 million for 2012, a 99.6% increase from 2011. Within other IVAS revenues, Renren’s social commerce service, Nuomi, recorded US$16.1 million of net revenues for 2012, a 149.6% increase from 2011.

Online advertising revenues in 2012 were US$53.8 million, representing a decrease of 9.7% from 2011.  The decrease in advertising revenues was an overall result from a weaker macro-environment, increased competition and the continuing shift of our traffic from PC to mobile.

Cost of revenues in 2012 was US$66.6 million, a 154.0% increase from 2011. Cost of revenues in 2012 included US$1.5 million for Nuomi. The increase was largely due to increased bandwidth investments for 56.com and Renren.com, and the increased direct operating and license costs for launched games.

Gross profit in 2012 was US$109.5 million, a 19.3% increase from US$91.7 million in 2011. Gross margin was 62.2%, compared to 77.8% in 2011.

Operating expenses in 2012 were US$201.2 million, a 65.0% increase from 2011. Operating expenses in 2012 included US$42.2 million expenses incurred on Nuomi. Excluding Nuomi, operating expenses in 2012 would be US$159.0 million, a 73.2% increase from 2011.

Selling and marketing expenses in 2012 were US$82.8 million, a 33.4% increase from 2011, primarily due to expanded sales force for Nuomi, increased promotion expenses for our games, as well as increased sales and promotion expenses for 56.com.

Research and development expenses in 2012 were US$79.5 million, a 97.3% increase from 2011, primarily due to headcount and personnel related expense increases. Our mobile-related investments contributed a significant part of our R&D expense increase for 2012.

General and administrative expenses in 2012 were US$38.9 million, a 125.7% increase from 2011, primarily due to the growth of the company size, expanded business operations, and expenses associated with becoming a publicly listed company.

Share-based compensation expenses in 2012, which were all included in the operating expenses, were US$10.9 million, compared to US$5.5 million in 2011. The increase was mainly due to additional share-based incentive awards granted to directors, executives and employees.

Operating loss in 2012 was US$91.7 million, compared to US$30.2 million operating loss in 2011.

Net loss attributable to Renren Inc. in 2012 was US$75.0 million, compared to a net income of US$41.3 million in 2011, the latter of which was largely due to a one-time US$51 million gain from disposing of our investment in eLong. Excluding results of operations attributable to Nuomi, net loss in 2012 would be US$47.7 million compared to a net income of US$65.6 million in 2011.

Adjusted net loss (non-GAAP) in 2012 was US$61.9 million, compared to an adjusted net income of US$49.7 million in 2011 which was largely due to a one-time US$51 million gain from disposing of our investment in eLong. Excluding results of operations attributable to Nuomi, adjusted net loss in 2012 would be US$34.6 million. Adjusted net income (loss) is defined as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$44 million to US$46 million in the first quarter of 2013, representing 37% to 43% year-over-year growth. This forecast reflects Renren’s current and preliminary view, which is subject to change.

Conference Call Information

Management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on Monday, March 11, 2013 (Beijing/Hong Kong Time: 7:00 p.m., Monday, March 11, 2013).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US: +1 718-354-1231

Hong Kong: +852-2475-0994

China: +86 800-819-0121

International: + 65-6723-9381

Passcode: Renren

A replay of the call will be available for one week and dial-in information is as follows:

International: + 61 2-8199-0299

Passcode: 14671441

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for 12 months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, shop for deals, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website Renren.com, the game development and operating platform Renren Games, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren.com had approximately 178 million activated users as of December 31, 2012. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the first quarter of 2013 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted net income (loss)” which is defined as “a non-GAAP financial measure” by the SEC, in evaluating its business. We define adjusted net income (loss) as income (loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	December 31, 2011	December 31, 2012

ASSETS
Current assets:
Cash and cash equivalents	$284,643	$207,438
Term deposits	702,680	550,000
Short-term investments	53,393	148,018
Trade and notes receivable, net	14,911	18,402
Prepaid expenses and other current assets	59,389	29,591
Amounts due from related parties	573	258
Deferred tax assets-current	1,381	—
Total current assets	1,116,970	953,707
Non-current assets:
Equipment, net	22,301	32,355
Intangible assets, net	28,086	26,820
Goodwill	58,998	59,673
Long-term investments	50,300	107,597
Amounts due from related parties - noncurrent	—	1,605
Other non-current assets	1,353	22,634
Total non-current assets	161,038	250,684
TOTAL ASSETS	$1,278,008	$1,204,391
LIABIILITIES AND EQUITY
Current liabilities:
Accounts payable	$20,381	$36,743
Accrued expenses and other payables	31,108	41,608
Amounts due to a related party	51	77
Deferred revenue and advance from customers	7,441	10,668
Income tax payable	1,506	1,023
Total current liabilities	60,487	90,119
Non-current liabilities:
Deferred tax liabilities-noncurrent	6,976	6,564
Total non-current liabilities	6,976	6,564
TOTAL LIABILITES	67,463	96,683
Commitments
Shareholders’ Equity:
Class A ordinary shares (US$0.001 par value, 3,000,000,000 shares authorized, 770,912,350 and 729,848,742 issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	771	730
Class B ordinary shares (US$0.001 par value, 500,000,000 shares authorized, 398,763,450 and 402,680,117 issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	399	403
Treasury stocks, at cost	(25,597)	—
Additional paid-in capital	1,407,059	1,320,649
Subscription receivable	—	(229)
Statutory reserves	3,507	6,712
Accumulated deficit	(183,228)	(261,459)
Accumulated other comprehensive income	7,334	40,687
Total shareholders’ equity	1,210,245	1,107,493
Noncontrolling Interests	300	215
Total equity	1,210,545	1,107,708
LIABIILITIES AND EQUITY	$1,278,008	$1,204,391

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands, except shares, per shares, ADS, and per ADS data)	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2012

Net revenues
Online advertising	$14,974	$16,938	$12,478	$59,613	$53,842
IVAS	17,832	33,428	36,339	58,354	122,244
Total net revenues	32,806	50,366	48,817	117,967	176,086
Cost of revenues	(9,688)	(19,444)	(17,801)	(26,233)	(66,619)
Gross profit	23,118	30,922	31,016	91,734	109,467
Operating expenses:
Selling and marketing	(20,189)	(21,371)	(22,422)	(62,050)	(82,789)
Research and development	(13,867)	(20,844)	(25,539)	(40,310)	(79,541)
General and administrative	(6,458)	(9,341)	(11,380)	(17,215)	(38,860)
Impairment of intangible assets	(2,351)	—	—	(2,351)	—
Total operating expenses	(42,865)	(51,556)	(59,341)	(121,926)	(201,190)
Loss from operations	(19,747)	(20,634)	(28,325)	(30,192)	(91,723)

Other income	2,007	1,362	161	2,367	2,446
Exchange gain (loss) on dual currency deposit and offshore bank accounts	3,012	972	—	7,753	(1,769)
Interest income	5,658	5,733	3,379	9,619	20,067
Realized gain on available-for-sale investments	50,884	870	770	50,884	4,317
Impairment of cost method investment	(79)	—	—	(79)	—

Income (loss) before provision of income tax, earnings (loss) in equity method investments and noncontrolling interests, net of income taxes	41,735	(11,697)	(24,015)	40,352	(66,662)
Income tax benefit (expenses)	1,120	(117)	(494)	(668)	(920)

Income (loss) before earnings (loss) in equity method investments and noncontrolling interests, net of income taxes	42,855	(11,814)	(24,509)	39,684	(67,582)
Earnings (loss) in equity method investments, net of income taxes	1,320	(3,586)	3,411	1,320	(7,471)

Net income (loss)	44,175	(15,400)	(21,098)	41,004	(75,053)
Add: Net loss attributable to noncontrolling interests, net of income taxes	115	—	14	252	27

Net income (loss) attributable to Renren Inc.	$44,290	$(15,400)	$(21,084)	$41,256	$(75,026)

Net income (loss) per share, basic	$0.04	$(0.01)	$(0.02)	$0.05	$(0.07)
Net income (loss) per ADS, basic	$0.11	$(0.04)	$(0.06)	$0.15	$(0.20)
Net income (loss) per share, diluted	$0.04	$(0.01)	$(0.02)	$0.05	$(0.07)
Net income (loss) per ADS, diluted	$0.11	$(0.04)	$(0.06)	$0.14	$(0.20)
Shares used in computation, basic	1,180,272,256	1,141,783,844	1,130,402,052	850,670,583	1,151,659,545
ADS used in computation, basic	393,424,085	380,594,615	376,800,684	283,556,861	383,886,515
Shares used in computation, diluted	1,214,824,327	1,141,783,844	1,130,402,052	901,340,381	1,151,659,545
ADS used in computation, diluted	404,941,442	380,594,615	376,800,684	300,446,794	383,886,515

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended			For the Twelve Months Ended
(Amounts in US dollars, in thousands)	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2012

Income (loss) from continuing operations	$44,175	$(15,400)	$(21,098)	$41,004	$(75,053)
Add back: Shared-based compensation expenses	1,284	2,585	4,005	5,523	10,897
Add back: Amortization of intangible assets	388	673	413	797	2,255
Add back: Impairment of intangible assets	2,351	—	—	2,351	—
Adjusted net income (loss)	$48,198	$(12,142)	$(16,680)	$49,675	$(61,901)